SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                           NEWKIRK REALTY TRUST, INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    651497109
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                                Michael L. Ashner
                          Winthrop Financial Associates
                                Two Jericho Plaza
                                Wing A, Suite 111
                             Jericho, New York 11753
                                 (516) 681-3636

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 651497109                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WEM-Brynmawr Associates LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,832,842
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,832,842
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,832,842
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 651497109                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WEM Fund 98 Limited Partnership
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     66,647
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            66,647
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      66,647
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 651497109                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WEM-Win Tender Associates LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     94,366
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            94,366
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      94,366
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 651497109                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael L. Ashner
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,993,855(1)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,993,855(1)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,993,855(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Comprised of securities held through WEM-Brynmawr Associates LLC, WEM Fund 98 Limited Partnership and WEM-Win Tender Associates LLC.

      Item 1. Security and Issuer

      This statement on Schedule 13D relates to common shares of stock, par value $.01 per share ("Shares") of Newkirk Realty Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

      Item 2. Identity and Background.

      (a) This statement is being filed by WEM-Brynmawr Associates LLC, a Delaware limited liability company, WEM Fund 98 Limited Partnership , a Delaware limited partnership, and WEM-Win Tender Associates LLC, a Delaware limited liability company (collectively, the "WEM Entities"), and Michael L. Ashner ("Ashner", and collectively with the WEM Entities, the "Reporting Persons"). Ashner controls the WEM Entities. Notwithstanding anything herein to the contrary, the filing of this statement shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of any Shares.

      (b) The principal business address of the WEM Entities is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114. The principal business address of Ashner is Two Jericho Plaza, Wing A, Suite 111, Jericho, New York 11753.

      (c) The principal business of the WEM Entities is to acquire, hold and ultimately dispose of interests in The Newkirk Master Limited Partnership ("MLP"), shares in the Issuer and assets related thereto. The principal business of Ashner is the Chief Executive Officer of both First Union Real Estate Equity and Mortgage Investments and the Issuer as well as other real estate investment entities.

      (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Ashner is a United State citizen.

      Item 3. Source and Amount of Funds of Other Consideration.

      See second and third bullet of Item 4.

      Item 4. Purpose of Transaction.

      The WEM Entities are holding the securities reported herein for investment purposes.

      Ashner is the Chief Executive Officer and Chairman of the Board of the Issuer. The Issuer was formed to become the general partner of, and acquire a controlling partnership interest in, MLP. On November 7, 2005, MLP completed its initial public offering of common stock (the "IPO"). In connection with this transaction, on November 7, 2005, among other things:

      o the Issuer was appointed as the successor general partner of MLP in place of MLP GP LLC. Ashner had been the Chief Executive Officer and Director of MLP GP LLC;

      o MLP's agreement of limited partnership was amended and restated to contain various provisions that are necessary and/or customary to provide for an umbrella real estate investment trust (UPREIT) structure, including provisions granting limited partners, other than the Issuer, the right, beginning on November 7, 2006 and subject to certain limitations, to cause MLP to redeem their interest in MLP at a price based on the closing price of the Issuer's common stock on the New York Stock Exchange for the ten trading days prior to receipt of a redemption notice. The Issuer will be permitted to elect to purchase tendered partnership interests of MLP for the redemption price and to pay the redemption price either in cash or by the issuance of shares of the Issuer's common stock;

      o in order to facilitate the UPREIT structure, MLP effected a 7.5801 to 1 Unit split of the outstanding Units of Limited Partnership Interest in MLP ("Units");

      o the Issuer and MLP retained NKT Advisors LLC (the "Advisor") pursuant to an advisory agreement to manage MLP's assets and the day-to-day operations of MLP and the Issuer, subject to the supervision of the Issuer's board of directors. Ashner is the Chief Executive Officer of the Advisor's managing member;

      o the Issuer acquired newly-issued Units (post-split) from MLP as well as existing Units from certain limited partners; and

      o the Advisor was issued special voting preferred stock of the Issuer entitling it to vote on all matters for which the Shares are entitled to vote. The number of votes that the Advisor is entitled to cast in respect of the special voting preferred stock is initially 45,000,000 votes or approximately 69.9% of the 64,375,000 votes entitled to be cast. The 45,000,000 votes represent the total number of Units outstanding immediately following consummation of the IPO (excluding Units held by the Issuer). As Units are redeemed at the option of a Unitholder, the number of votes attaching to the Advisor's special voting preferred stock will decrease by an equivalent amount. The advisory agreement between MLP, the Issuer and the Advisor provides that on all matters for which the Advisor is entitled to cast votes in respect of its special voting preferred stock, it will cast its votes in direct proportion to the votes that are cast by limited partners, other than the Issuer, on such matters, except that the Advisor (through its managing member) will be entitled to vote in its sole discretion to the extent that the voting rights of affiliates of Vornado Realty Trust are limited under certain circumstances.

      Item 5. Interest of Securities of the Issuer.

      (a) At the close of business on November 15, 2005, the WEM Entities directly owned 1,993,855 Units. Ashner is the managing member or general partner of, and/or otherwise controls the WEM Entities and may be deemed to beneficially own all such Units. Pursuant to MLP's partnership agreement, all MLP limited partners (other than the Issuer), including the WEM Entities, have the right, beginning on November 7, 2006, and subject to certain limitation, to cause MLP to redeem their Units at a price based on the trading price of the Issuers Shares (see Item 4). The Issuer will be permitted to elect to purchase tendered units in exchange for either cash or Shares (on a one-to-one basis). If all of the Units held by the WEM Entities were redeemed for Shares, such Shares issued in connection with the redemption would represent 9.3% of the total outstanding Shares, after giving effect to such redemption and without giving effect to the redemption of any other Units. The foregoing is based upon 19,375,000 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Prospectus dated November 1, 2005.

      The Shares reported herein do not include an aggregate of 4,375,000 Shares held by First Union Real Estate Equity and Mortgage Investments ("FUR"). FUR is not a reporting person hereunder but, due to Ashner's relationship with FUR, may be deemed to constitute a group for purposes of Section 13(d)(3) under the Exchange Act of 1934, with the Reporting Persons hereunder. The Reporting Persons hereunder disclaim the existence of a group with FUR. FUR acquired all such shares on November 7, 2005. FUR acquired 3,125,000 of these shares in a private placement for $16.00 per share. The remaining 1,250,000 shares were issued to FUR in consideration for the assignment by FUR of certain exclusivity rights with respect to certain business opportunities offered to or generated by Ashner. See statement on Schedule 13D filed by FUR on or about the date hereof for more information regarding FUR and its ownership of Shares.

      (b) Each of the WEM Entities has the sole power to vote and dispose of the Units held by such entity, which power is exercisable by Ashner.

      (c) See Item 4.

      (d) Not applicable

      (e) Not applicable

      Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      All of the Units held by the WEM Entities may not be redeemed until November 7, 2006. Further, the WEM Entities have agreed not sell, transfer, pledge, redeem or otherwise dispose of its Shares or units of limited partnership interest until November 2, 2009.

      See sixth bullet of Item 4 regarding Special Voting Preferred Stock issued to the Advisor.

      Item 7. Materials to be Filed as Exhibits.

            1.    Joint Filing Agreement.

            2. Lock-up Agreement (incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-11 (Registration No. 333-127278), filed on August 8, 2005) or Form S-11 (Registration No. 333-127278) filed on September 16,
                  2005).

            3. Amended and Restated Limited Partnership Agreement of MLP (incorporated by reference to the Issuer's Current Report on Form 8-K, filed on November 14, 2005)

            4. Advisory Agreement, dated as of November 7, 2005, by and between the Issuer, MLP and the Advisor (incorporated by reference to the Issuer's Current Report on Form 8-K, filed on November 14, 2005)

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 16th day of November, 2005.

                                                 WEM-BRYNMAWR ASSOCIATES LLC


                                                 By: /s/ Michael L. Ashner
                                                     ---------------------------
                                                         Michael L. Ashner
                                                         Managing Member


                                                 WEM FUND 98 LIMITED PARTNERSHIP

                                                 By: /s/ Michael L. Ashner
                                                     ---------------------------
                                                         Michael L. Ashner
                                                         General Partner


                                                 WEM-WIN TENDER ASSOCIATES LLC

                                                 By: /s/ Michael L. Ashner
                                                     ---------------------------
                                                         Michael L. Ashner
                                                         Managing Member


                                                 /s/ Michael L. Ashner
                                                 -------------------------------
                                                     Michael L. Ashner